Bitcoin Depot Inc.

3343 Peachtree Road NE, Suite 750

Atlanta, Georgia 30326

August 4, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attention:	Lulu Cheng

Sonia Bednarowski

Re:	Bitcoin Depot Inc.

Registration Statement on Form S-1

Filed July 17, 2023

File No. 333-273287

Ladies and Gentlemen:

This letter sets forth the responses of Bitcoin Depot Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 31, 2023, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-273287), filed with the Commission on July 17, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). For your convenience, each of the Staff’s comments is reprinted in bold, italicized text below, followed by the Company’s responses thereto. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Registration Statement.

Form S-1, filed July 17, 2023

General

1.

We note your disclosure that the shares of Class A common stock being offered for resale by the selling securityholders represent approximately 56.0% of shares of Class A common stock outstanding of the Company as of July 17, 2023. Please revise your prospectus to disclose:

•	The price that each selling securityholder paid for the shares and warrants being registered for resale.

•

Any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE subscribers, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants.

•

While the Sponsor, private placement investors, PIPE subscribers, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.

•	The potential profit the selling securityholders will earn based on the current trading price.

•	The number of shares of Class A common stock that were redeemed in connection with your business combination.

•	Appropriate risk factor disclosure.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the prospectus and on pages 8, 9, 53 and 54 of the Amended Registration Statement accordingly.

Cover Page

2.	For each of the shares and warrants being registered for resale, please disclose the prices that the selling securityholders paid for such shares and warrants.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the prospectus and on pages 8 and 9 of the Amended Registration Statement accordingly.

Risk Factors, page 10

3.

We note your disclosure on the cover page that even if the trading price of your Class A common stock is significantly below the offering price of $10.00 per share, certain selling securityholders may still have an incentive to sell shares of Class A common stock, because they purchased the shares at prices lower than the public investors or the current trading price of your Class A common stock. Please include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase prices of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 53 and 54 of the Amended Registration Statement accordingly.

Risks Related to our Management and Employees

Our management team has limited experience managing a public company, page 41

4.

Please reconcile your disclosure here that your management team has limited experience managing a publicly traded company, with your disclosure on page 90 that you are led by an experienced management team.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 91 of the Amended Registration Statement accordingly.

Risks Related to Ownership of Our Securities

The market price of our Class A common stock may be volatile, page 50

5.	Please revise this risk factor to provide quantitative information regarding the volatility of the price of your Class A common stock.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 50 of the Amended Registration Statement accordingly.

Use of Proceeds, page 64

6.

We note the reported sales price of your Class A common stock on July 14, 2023 was $3.41 per share, and your statements that given the exercise price of $11.50 per warrant, holders of your public warrants and private placement warrants will be unlikely to exercise their warrants and that it is possible that you may never generate any cash proceeds from the exercise of your warrants. As applicable, please describe here and on the cover page the impact on your liquidity and update throughout your discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 65 and 117 to provide that the Company does not currently rely and in the future does not expect to rely on proceeds from Warrants being exercised to provide additional liquidity for its business operations or to otherwise fund capital expenditures. As disclosed on page 117 of the Amended Registration Statement, as of March 31, 2023, the Company had $41.7 million of cash on hand and negative working capital of less than $1.0 million. As disclosed on page 117 of the Amended Registration Statement, the Company believes its existing cash and cash equivalents, together with cash provided by operations, will be sufficient to meet its needs, regardless of whether the Company receives any proceeds as a result of outstanding Warrants being exercised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 116

7.

In light of the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there were several changes impacting the Company’s liquidity due to closing of the Business Combination. The Company has revised the disclosures on page 117 accordingly. Notwithstanding the foregoing, the Company believes it is able to meet its obligations as they come due and is not likely to have to seek additional capital to fund its business operations.

Sources of Liquidity

PIPE Financing, page 117

8.

We note that the amount of PIPE financing proceeds to be released to you or retained by the PIPE subscribers are subject to certain conditions in the PIPE Agreement being satisfied and highly dependent on the value of the Class A common stock, and that the company has potential payment obligations under the PIPE Agreement. Please revise to discuss the risks that this agreement may pose to other holders if you do not receive the PIPE financing proceeds or have payment obligations as described therein. For example, discuss how such outcomes would impact the cash you have available for other purposes and to execute your business strategy.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 118 and 119 of the Amended Registration Statement accordingly.

*    *    *    *

We respectfully request the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. If you have any questions with respect to the foregoing, please contact Atma Kabad of Kirkland & Ellis LLP at (713) 836-3364 or Billy Vranish of Kirkland & Ellis LLP at (713) 836-3695.

Very truly yours,

BITCOIN DEPOT INC.

/s/ Brandon Mintz
Name:	Brandon Mintz
Title:	President and Chief Executive Officer

cc:	Matthew R. Pacey, P.C., Kirkland & Ellis LLP

Atma Kabad, Kirkland & Ellis LLP

Billy Vranish, Kirkland & Ellis LLP